An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Offering Circular was filed may be obtained.

Preliminary Offering Circular

Subject to Completion. Dated May 24, 2018

LocatorX, Inc.

Minimum offering of 71,429 shares / Maximum offering of
3,571,428 shares

We are offering a minimum of 71,429 shares of common stock and a maximum of 3,571,428 shares of common stock on a “best efforts” basis. If $500,003 in subscriptions for the shares is not deposited in escrow on or before the six-month anniversary of the date this offering statement is qualified by the SEC, or ______________, 2018 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period. See “Plan of Distribution” and “Securities Being Offered” for a description of our capital stock.

We expect that the offering price will be $7.00 per share.

	Price to public	Commissions (1)	Proceeds to issuer (2)	Proceeds to other persons
Per share:	$7.00	$0.07		(3)
Total Minimum:	$500,003	$5,000	$345,003	(3)
Total Maximum:	$24,999,996	$250,000	$24,599,996	(3)

(1)

We have agreed to pay Sageworks Capital LLC a broker-dealer services fee equivalent to 1% on funds raised in the Offering. See “Plan of Distribution and Selling Securityholders”.

(2)

After deducting expenses of the Offering, which are estimated to be approximately $150,000. Does not include any marketing expenses for this offering as described in “Use of Proceeds”. Does not include administrative fees of $8,000 paid to Sageworks Capital LLC. If we engage the services of additional broker-dealers in connection with the Offering, their commissions will be an additional expense of the offering. See the “Plan of Distribution and Selling Securityholders” for details regarding the compensation payable in connection with this offering. This amount represents the proceeds of the offering to the Company, which will be used as set out in “Use of Proceeds to Issuer.”

(3)

There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed in “Use of Proceeds to Issuer.”

The shares are being offered on a best efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through Sageworks Capital LLC a broker/dealer registered with the Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). The minimum aggregate amount of the shares offered is $500,003. The maximum aggregate amount of the shares offered is $24,999,996.

The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the shares offered are sold; or (ii) the six-month anniversary of the date this offering statement is qualified by the SEC, or ______________, 2018.

We have engaged Prime Trust, LLC to serve as escrow agent for this offering. Funds shall be deposited in an escrow account at a FDIC insured bank. Funds will be promptly refunded without interest, for sales that are not consummated. All funds received shall be held only in a non-interest bearing bank account. Upon each closing under the terms as set out in this Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “Use of Proceeds to Issuer” in this Offering Circular.

We expect to commence the sale of the shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the United States Securities and Exchange Commission.

See “Risk Factors” to read about factors you should consider before buying shares of common stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

We are providing the disclosure in the format prescribed by Part II of Form 1-A.

10752 Deerwood Park Blvd., Suite 100

Jacksonville, Florida 32256

 Phone: 904-903-4445

Offering Circular dated ______________, 2018

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

Summary

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical financial statements and the notes thereto, included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to the “Company,” “we,” “us” and “our” refer to LocatorX, Inc.

Our Company

We are developing and licensing a suite of innovative, secure location tracking technologies that will solve fundamental problems in logistics for indoor tracking where GPS does not work. The company was formed when we exclusively licensed a molecular patent for a Solid-state Miniature Atomic Clock, or SMAC, based on work at the nanomaterials lab at the University of Oxford. Conventional atomic clocks are used in GPS satellites to precisely measure distance. Once fully developed, we believe our SMAC, which is based on a man-made molecule, will enable precise indoor self-location determination by listening to existing terrestrial radio towers. To differentiate from GPS, our technologies will be marketed under the GRL brand. A Global Resource Locator.

Concurrently, we are developing a suite of App & Cloud software tools to enable future strategic licensing partners to easily implement our patented Global Resource Locator (GRL) technologies. These tools involve our proprietary Definable Blockchain logs in Bluetooth chips for product labels, Cassandra based cloud-based transaction processing, Android / iOS App Software Development Kits for secure communication to encrypted Bluetooth chips as well as 2D barcodes on product packaging. We believe manufacturers will be able to implement our technologies in their products and packaging to provide new and valuable data to users while at the same time minimizing the brand damaging impact of counterfeit goods. According to GS1.org the cost of counterfeiting is between $1,220 billion to $1,770 billion per year. If we are able to successfully develop our technology, we anticipate our first licensees will be major manufacturers who are currently subjected to high volumes of counterfeit products and software companies who develop products in several markets including packaging, logistics and consumer marketing.

Our GRL brand will convey a simple value proposition: you can trust it to keep track of nearly anything, anywhere, anytime.

The Offering

Common Stock we are offering	Minimum of 71,429 shares of common stock Maximum of 3,571,428 shares of common stock

Common Stock outstanding before this offering	12,511,433 shares of common stock

Use of proceeds

We intend to use the proceeds from the minimum amount in this offering primarily to fund additional marketing for this offering and to make certain required redemptions of our Series C preferred stock.

We intend to use the proceeds from additional closings in excess of the minimum offering: (i) for product development; (ii) to continue to fund additional marketing for this offering; (iii) to make certain required redemptions of our Series C preferred stock; (iv) if we raise at least $8.0 million, to repurchase up to 80,000 shares of our common stock from existing investors at a purchase price equal to the price per share in this offering; and (v) for working capital. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Escrow	The offering will terminate upon the earlier of: (i) a date after which at least 3,571,428 shares of common stock have been subscribed for or (ii) the date which is six months from this offering being qualified by the SEC. All subscription proceeds will be held in an escrow account at Prime Trust, LLC, which is serving as the escrow agent for this offering. If at least 71,729 shares are not sold by the six-month anniversary of the date this offering statement is qualified by the SEC, or ______________, 2018, all funds will be promptly returned to investors without interest or deduction.

The number of shares of common stock to be outstanding after this offering does not give effect to:

●	8,902,500 shares underlying outstanding stock options at an average exercise price of $0.80 per share;

●	880,500 shares underlying outstanding warrants at an average exercise price of $3.04 per share; and

●	5,632,953 shares issuable upon the conversion of outstanding preferred stock (assuming all shares are converted into common stock).

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the financial statements and the related notes, before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, you may lose all or part of your investment.

We are a development stage company with no products for sale and are currently operating at a loss.

We are an early-stage company focused on the development of our GRL chips and supporting software suite. We currently have no products for sale and we are incurring losses. Because of our current stage in corporate development, it is more difficult to accurately assess growth rate and earnings potential, if any. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; reliance on very few key customers; limited experience at manufacturing and pricing products at a commercial scale; potential competition from larger, more established companies; and difficultly recruiting and retaining qualified employees for management and other positions. We may face these and other difficulties in the future, some of which may be beyond our control. There is no guarantee that our business model and plans will be successful or that we will successfully address any problems that may arise. Should we be unable to address these issues, you can lose some if not all of your investment.

The best efforts structure of this offering and the relatively small minimum offering may yield insufficient gross proceeds to fully execute on our business plan.

We are not utilizing an underwriter or placement agent in this offering and are offering shares of our common stock in this offering on a best efforts basis. In addition, the minimum required to complete this offering has been set at $500,000, which is not sufficient to provide us with funding to complete our development and to market our planned GRL chips and supporting software suite. As a “best efforts” offering, there can be no assurance that we will successfully raise the minimum offering amount of $500,000, or, if are able to raise the minimum amount, that we will raise significant proceeds in excess of the minimum amount.

We intend to utilize a substantial portion of the proceeds received in the minimum offering to fund additional marketing of this offering and to make required redemptions of our preferred stock.

Our current use of proceeds provides that we expect to utilize a substantial portion of the proceeds we receive from the minimum offering to fund marketing for this offering. In addition, we are required to allocate 25% of the proceeds we receive from the minimum offering to redeem our outstanding Series C preferred stock. The total redemption amount is 25% or $250,000 of the first $1,000,000 raised. For each offering closing thereafter, the redemption amount shall be equal to 50% of the proceeds. For each sale of equity or debt securities that we complete outside of this offering, the redemption amount shall be equal to 25% of the proceeds. Our expectation is that the additional marketing will assist us in raising amounts in excess of the minimum offering. However, if we fail to close on additional funding in this offering after the completion of the minimum offering, we will not have raised material funding from this offering to execute on our business plan and will be required to raise additional financing to continue our business.

We have granted the holders of our Series C preferred stock with the right to royalties from our intellectual property if we do not raise sufficient proceeds to redeem their preferred stock.

Our Series C preferred stock requires us to redeem such preferred stock with the proceeds from this offering. In order to satisfy this obligation, we were required to raise a minimum of $4.3 million in this offering. If we fail to raise such amounts in this offering, or in any other offerings we undertook, prior to April 1, 2018, we were required to grant the holders of the Series C preferred stock the right to 40% of any royalties derived from our intellectual property portfolio until the Series C preferred stock is redeemed or converted to common and we pay the holders a Royalty Option Repurchase Price. See “Securities Being Offered – Preferred Stock – Series C Preferred Stock – Royalty Option” for more information on how the Royalty Option Repurchase Price is calculated. We intend to pay the holders the Royalty Option Repurchase Price out of the proceeds from this offering.

Holders of our Series C preferred stock are entitled to potentially significant liquidation preferences over holders of our common stock if we are liquidated, including upon a sale of our company.

In addition to the redemption and royalty rights set forth above, holders of our outstanding Series C preferred stock have liquidation preferences over holders of common stock, including the common stock being offered in this offering. This liquidation preference provides that the holders of the Series C preferred stock would receive the initial $1,900,000 upon a liquidation event occurs, prior to our common stockholder receiving any proceeds.

We may not be able to protect our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining patent protection for our methods of manufacturing our products, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future patents or defend our current and future patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert patent infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectually property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We are highly dependent on one product which is still in development and might not be successful.

Our company is dependent on our ability to develop the GRL chips or software suite and to produce such technologies on a commercial scale. However, our GRL chips or software suite might not prove successful or scalable. Technology failure or our inability to successfully modify our technology would prevent our ability to succeed.

We depend on key personnel and may have a difficult time recruiting needed personnel in the future.

Our future success depends on the efforts of a small number of key personnel, including our founder and chief executive officer, William Meadow. We have obtained a key-man life insurance policy on Mr. Meadow in the amount of $2.0 million (which we intend to increase to $7.0 million). In addition, due to our location, financial resources, and specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative in this specialty field.

There is no current market for our common stock and we do not expect a market to exist for our common stock after the completion of this offering.

There is no marketplace for the resale of our common stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment or be able to pledge their shares as collateral. Since we have not established a trading forum for the common stock, there will be no easy way to know the value of the common stock at any time.

William Meadow, our chief executive officer and director, controls our company.

William Meadow holds 50,000 shares of our Series A preferred stock, which stock votes with our common stock at a rate of 1,000 votes per share, solely with respect to stockholder approvals related to change of control events. As such, Mr. Meadow will continue for the foreseeable future to have the ability to exert total influence over the outcome of tender offers, mergers, proxy contests or other purchases of common stock that could give our stockholders the opportunity to realize a premium for their shares of common stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that purchasers in this offering do not view as beneficial.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis. The dilution per share in the net tangible book value per share of common stock will be $7.11 per share if the minimum number of shares are sold and $5.53 per share if the maximum number of shares are sold, based on a $7.00 public offering price. If our preferred stock is converted into common stock, or our outstanding stock options and warrants to purchase shares of common stock are exercised, there would be further dilution. See “Dilution.”

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time. Our Board of Directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

In determining the value per share of our common stock, investors should consider that our parent company, MV Portfolios, Inc. (“MVPI”) holds 10,000,000 shares of our common stock. MVPI was traded on the OTC “pink sheets” and as of May 10, 2018, MVPI’s common stock traded at $0.13 per share and its market capitalization was approximately $10.1 million.

Our parent company, MVPI, has in the past been delinquent in its required filings pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), which has led to the SEC commencing administrative proceedings pursuant to Section 12(j) of the Exchange Act, and we will depend on the members of MVPI’s management team to assist us in our future required securities filings.

Our parent company, MVPI, is not currently in compliance with its Exchange Act reporting obligations, which has led to the SEC commencing administrative proceedings pursuant to Section 12(j) of the Exchange Act. MVPI’s delinquent filings were the result of lack of necessary funding. We will be dependent on the members of MVPI’s management team to assist us in our future required securities filings. Although we do not believe that we will encounter the same issues that delayed MVPI in its required filings, there is no assurance that we will not encounter such issues in the future, which could cause us to be delinquent in our reporting obligations.

We do not currently pay any cash dividends and do not expect to pay dividends in the foreseeable future.

As a development stage company, we not expect to pay dividends to our stockholders for the foreseeable future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Dilution

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price of $7.00. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of December 31, 2017, our net tangible book value was ($1,731,251), or $(0.14) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of 71,429 shares of common stock (minimum) and 3,572,428 shares of common stock (maximum) in this offering at an offering price of $7.00 per share, and after deducting estimated offering expenses payable by us of $150,000, our pro forma net tangible book value would have been $(0.11) (minimum) and $1.47 (maximum) per share. This represents an immediate increase in pro forma net tangible book value of $.03 (minimum) and $1.61 (maximum) per share to our existing stockholders and immediate dilution of $7.11 (minimum) and $5.53 (maximum) per share to new investors purchasing shares at the public offering price of $7.00 per share. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of December 31, 2017:

	Minimum	Maximum
Assumed public offering price per share	$7.00	$7.00
Net tangible book value per share at December 31, 2017	(0.14)	(0.14)
Increase in net tangible book value per share to the existing stockholders attributable to this offering	0.03	1.61
Adjusted net tangible book value per share after this offering	(0.11)	1.47
Dilution in net tangible book value per share to new investors	7.11	5.53

The following tables set forth, as of December 31, 2017, the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the public offering price of $7.00 per share. In the tables, our parent company, MV Portfolios, Inc. (OTC: MVPI) holds 10,000,000 of the shares of common stock held by “existing investors before this offering,” which shares they received upon our founding for services provided to us. The remaining shares held by “existing investors before this offering” were issued in exchange for services rendered. As such, no cash consideration is reflected in the tables.

Minimum Offering

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing investors at December 31, 2017	12,150,433	99.4%	$0	0%	$0.00
Investors purchasing shares in this offering	71,429	0.6%	$500,003	100%	$7.00

Total	12,221,862	100%	$500,003	100%	$0.04

Maximum Offering

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing investors at December 31, 2017	12,150,433	77.3%	$0	0%	$0.00
Investors purchasing shares in this offering	3,571,428	22.7%	$24,999,996	100%	$7.00

Total	15,721,861	100%	$24,999,996	100%	$1.66

Use of Proceeds To Issuer

The net proceeds of a fully subscribed offering, after the expenses of the offering, will be approximately $24.9 million. Set forth below is a table showing the estimated uses of proceeds from this offering at selected levels of gross proceeds, up to the maximum offering amount.

Gross proceeds	$500,000 (Minimum)	$5,000,000	$15,000,000	$25,000,000 (Maximum)
Estimated offering expenses and commissions	$155,000	$200,000	$300,000	$400,000
Net proceeds	$345,000	$4,800,000	$14,700,000	$24,600,000
Marketing of offering	$50,000	$400,000	$1,200,000	$2,000,000
Redemption of Series C preferred stock (1)	$125,000	$1,900,000	$1,900,000	$1,900,000
Product development	$100,000	$2,000,000	$6,000,000	$10,000,000
Redemption of outstanding equity (2)	$0	$0	$753,463	$753,463
MVPI management fee (3)	$25,000	$250,000	$750,000	$1,250,000
Working capital (4)	$45,000	$250,000	$4,290,000	$8,890,000

(1)

The holders of our Series C Preferred Stock have certain redemption rights as more fully described in the section “Securities Being Offered – Preferred Stock – Series C Preferred Stock – Redemption Right”. The following officers, directors and significant shareholders own shares of our Series C Preferred Stock and will be entitled to such redemption rights: William Meadow, Shea Ralph, Scott Fletcher, Michael Dubow, Vanguard Financial Trust (“Vanguard”) and Pioneer Group, LLC (“Pioneer”) – own 3,333 shares (for which the redemption amount would be $9,999), 13,000 shares (for which the redemption amount would be $39,000), 18,000 shares (for which the redemption amount would be $54,000), 100,000 shares (for which the redemption amount would be $300,000), 200,000 shares (for which the redemption amount would be $600,000) and 200,000 shares (for which the redemption amount would be $600,000), respectively, of Series C Preferred Stock, which are subject to the redemption right. The amounts in the table do not include the payment by us to the holders of the Series C Preferred Stock of the Royalty Option Repurchase Price we owe them as of April 1, 2018. The payment of the Royalty Option Repurchase Price was triggered by our failure to redeem 100% of the Series C Preferred Stock by April 1, 2018. The amount of the Royalty Option Repurchase Price is based on the date by which we redeem 100% of the Series C Preferred Stock, and shall equal: (1) $0.183 per share of Series C Preferred Stock outstanding on the royalty repurchase date, if paid after April 1, 2018 and before May 31, 2018; (2) $0.366 per share of Series C Preferred Stock outstanding on the royalty repurchase date, if paid on or after June 1, 2018 and before August 31, 2018; (3) $0.549 per share of Series C Preferred Stock outstanding on the royalty repurchase date, if paid on or after September 1, 2018 and before January 31, 2019; (4) $0.732 per share of Series C Preferred Stock outstanding on the royalty repurchase date, if paid on or after February 1, 2019 and before May 31, 2019; (5) $1.098 per share of Series C Preferred Stock outstanding on the royalty repurchase date, if paid on or after June 1, 2019 and before July 1, 2019; and (6) $1.463 per share of Series C Preferred Stock outstanding on the royalty repurchase date, if paid after July 1, 2019. See "Securities Being Offered – Preferred Stock – Series C Preferred Stock – Royalty Option" for more information.

(2)

If the offering proceeds exceeds $8.0 million, Vanguard and Pioneer are eligible to have an aggregate of 80,000 of their securities repurchased as described more fully in the section “Securities Being Offered – Preferred Stock – Series C Preferred Stock – Equity Buyback Arrangements”, which would result in a maximum repurchase amount of $280,000 and $280,000, respectively. If the offering proceeds exceed $10.0 million, Messrs. Fletcher and Dubow are eligible to have 2% of their securities repurchased by us as described more fully in the section “Securities Being Offered – Preferred Stock – Series C Preferred Stock – Equity Buyback Arrangements”, which would result in a maximum repurchase amount of $85,408 and $108,055, respectively.

(3)

Our parent company, MVPI, is entitled to a management fee, which management fee includes 5% of any proceeds from this offering.

(4)

A portion of working capital will be used to compensate officers and directors, including for deferred salaries and related party advances. Pursuant to an employment agreement we entered into with Mr. Meadow, we agreed to repay Mr. Meadow approximately $345,000 in deferred salaries and royalties (which amounts will accrue interest at a rate of 6% per annum), by allocating 5% of the proceeds from this offering to such repayments; provided we may not make any such payments until we have redeemed all outstanding Series C preferred stock. Included in advances from our parent, MVPI, as of December 31, 2017, is accrued deferred salary for Mr. Ralph of $390,213; provided we may not make any such payments until we have redeemed all outstanding Series C preferred stock. In addition, we have agreed to pay Mr. Glover a bonus upon successful completion of this offering equal to 2% of net proceeds from this offering with consideration comprised of 1.25% in cash and 0.75% in common stock. We have agreed to pay Mr. Hendrix a consulting fee of $5,000 per month that will commence immediately upon our raising an additional $850,000 of new common equity, which this offering will likely achieve, and (i) if we achieves a successful offering of at least $8 million, the consulting fee will be raised to $15,000 per month, and (ii) if we achieve a listing on NASDAQ or NYSE and/or funding of at least $25 million the consulting fee will be raised to $20,000 per month. Mr. Kase is providing services to us as a consultant for accrued compensation of $12,000 per month commencing July 2017. Upon successful completion of the $1.0 million in equity funding, which this offering will likely achieve, the accrued salary will be paid to Mr. Kase. No other officers or directors are entitled to any amounts from this offering.

Because the offering is a “best efforts” offering with a minimum offering amount of $500,000, once we achieve the minimum offering, we may close the offering without sufficient funds for all the intended purposes set out above. The above are approximations only and we have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering. We reserve the right to change the above use of proceeds if management believes it is in our best interests.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this offering circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this offering circular.

We are developing and licensing a suite of innovative, secure location tracking technologies that will solve fundamental problems in logistics for indoor tracking where GPS does not work. The company was formed when we exclusively licensed a molecular patent for a Solid-state Miniature Atomic Clock, or SMAC, based on work at the nanomaterials lab at the University of Oxford. Conventional atomic clocks are used in GPS satellites to precisely measure distance. Once fully developed, we believe our SMAC, which is based on a man-made molecule, will enable precise indoor self-location determination by listening to existing terrestrial radio towers. To differentiate from GPS, our technologies will be marketed under the GRL brand. A Global Resource Locator.

Results of Operations - Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

We are still developing our SMAC technology and had $0 revenue for the twelve months ended December 31, 2017 and December 31, 2016.

General and Administrative Expenses

For the twelve months ended December 31, 2017, general and administrative expenses were $1,127,239, compared to $920,062 for the twelve months ended December 31, 2016. General and administrative expenses primarily consist of salary, benefits, legal, accounting, and office expense allocations from MV Portfolios, Inc., travel, and other miscellaneous administrative expenses. The increase in general and administrative expenses for the twelve months ended December 31, 2017 was primarily due to an increase in the expense allocations from MV Portfolios, Inc.

Professional Fees Expense

For the twelve months ended December 31, 2017, professional fees expense were $1,168.770, compared to $232,846 for the twelve months ended December 31, 2016. The increase in professional fees for the twelve months ended December 31, 2017 was primarily due to an increase in patent, consulting, and legal fees associated with continued product development and financing activities.

Other Expenses

For the twelve months ended December 31, 2017, other expenses were $34,086, compared to $26,418 for the twelve months ended December 31, 2016. The increase in other expenses was due to an increase in interest expense.

Net Loss

For the twelve months ended December 31, 2017, we had a net loss of $2,330,095, compared to $1,179,326 for the twelve months ended December 31, 2016. The components comprising our net loss are set forth above.

Liquidity and Capital Resources

At December 31, 2017, we had cash of $156,041 and we had a working capital deficit of $1,731,251.

We have historically funded our operations from advances from related parties and equity sales. As of December 31, 2017, we had a balance outstanding to our parent company, MV Portfolios, Inc., of $488,823, and to Mr. Meadow of $72,031. The advances have no interest and are due on demand. In April 2017, we completed an offering of Series B preferred stock that began in February 2015 pursuant to which we received cash proceeds of $1,109,924. The proceeds of $278,460, $643,464 and $188,000 were received during the years ended December 31, 2015 and 2016 and for the period ended September 28, 2017, respectively. In early September 2017, we completed an offering of Series C preferred stock pursuant to which we received cash proceeds of $950,000. From October 2017 through January 26, 2018 the Company received cash proceeds of $525,050 from the sale of 350,033 shares of common stock and warrants to purchase 175,017 shares of common stock.

We do not have any material commitments for capital expenditures, although we are required to pay minimum annual license fees to Oxford as described in the section “Business – License Agreements” in this offering circular.

We will have additional capital requirements for the remainder of 2018. We may need to seek additional financing, which may or may not be available to us, while we attempt to raise additional capital through the sale of our common stock pursuant to this offering circular once it is qualified by the Securities and Exchange Commission.

Plan of Operations

We are seeking a minimum of $500,000 and a maximum of $25.0 million in funding from this Regulation A offering. In order to execute on our business strategy as discussed in this offering circular, we expect that we will require $6.0 million in financing. As such, if we receive less than $6.0 million in this offering, we will immediately begin seeking additional financing, for which we have no commitments.

Business

Overview

We are developing and licensing a suite of innovative, secure location tracking technologies that will solve fundamental problems in logistics for indoor tracking where GPS does not work. The company was formed when we exclusively licensed a molecular patent for a Solid-state Miniature Atomic Clock, or SMAC, based on work at the nanomaterials lab at the University of Oxford. Conventional atomic clocks are used in GPS satellites to precisely measure distance. Once fully developed, we believe our SMAC, which is based on a man-made molecule, will enable precise indoor self-location determination by listening to existing terrestrial radio towers. To differentiate from GPS, our technologies will be marketed under the GRL brand. A Global Resource Locator.

Concurrently, we are developing a suite of App & Cloud software tools to enable future strategic licensing partners to easily implement our patented Global Resource Locator (GRL) technologies. These involve our proprietary Definable Blockchain logs in Bluetooth chips for product labels, Cassandra based cloud-based transaction processing, Android / iOS App Software Development Kits for secure communication to encrypted Bluetooth chips as well as 2D barcodes on product packaging. We believe manufacturers will be able to implement our technologies in their products and packaging to provide new and valuable data to users while at the same time minimizing the brand damaging impact of counterfeit goods. According to GS1.org the cost of counterfeiting is between $1,220 billion to $1,770 billion per year. If we are able to successfully develop our technology, we anticipate our first licensees will be major manufacturers who are currently subject to high volumes of counterfeit products and software companies who develop products in several markets including packaging, logistics and consumer marketing.

Our GRL brand will convey a simple value proposition: you can trust it to keep track of nearly anything, anywhere, anytime.

We believe we can build a brand that consumers and corporations can trust across multiple industries and product offerings by incorporating hardware-based encryption and Blockchain event log tracking into our patent license agreements. With the installed base of cell towers for billions of smartphones and other installed radio transmitters, we believe our SMAC technology will enable “self-location” anywhere in the world. Depending on the type of GRL enabled product, its ability to send its location and other authenticated information is based on its radio capabilities (i.e. Bluetooth, WiFi, Cellular). GRL enabled products will know when they are within an owner’s geo-fence, obeying accordingly in terms of what data is transmitted or not. Currently, GRL enabled products location capabilities would be limited to the existing indoor/outdoor location accuracy of SmartPhones. Unless we successfully complete our SMAC chip we will not be able to provide highly accurate indoor location services. GRL enabled products will obtain location data from passively listening to terrestrial radio beacons or other from authenticated devices such as SmartPhones apps that perform GPS and trilateration location calculations. GRL enabled products will include on-chip Blockchain logging of all “transactions” from creation and packaging through delivery.

Our Market

Every day, billions of people and trillions of dollars of physical assets travel to different locations. Once fully developed, we believe GRL enabled chips and labels will create new revenue opportunities for logistics companies to track not only trucks, but also pallets, cases, and individual products. GRL enabled products and labels will be able to monitor, store, and report a wide range of product information, location data, handling events, and environmental data. In every licensed chip, we plan to support industry standard electronic bar codes and Universally Unique Identifiers (or UUIDs) from GS1.org to insure interoperability with all major manufacturing categories including Consumer Packaged Goods.

Product Status & Development Plan

We believe the basic science of detecting a low frequency resonating signal from the nitrogen isotope contained within a Carbon-60 Buckminsterfullerene molecule (“Buckyball”) has been proven. We are now in the chip engineering phase as we work with Dr. Michael Khbeis of the University of Washington Nanofabrication Facility, and a director of the Company, to profile the performance our SMAC. Our profiling process will include a variety of planned engineering steps to measure the signals from resonating buckyballs to determine the optimal materials and packaging for high volume chip designs. We anticipate that our Buckyball based atomic clocks will be accurate enough to provide accuracy to enable self-location determination indoors and outside. During the engineering phase, we will perfect and publish our methods of adding our patented man-made molecules to the final step of silicon wafer manufacturing. These methods are considered trade secrets and we will not publish until we have completed additional patent filings on our manufacturing methods and apparatus.

Upon completion of the funding in this offering, we intend to develop, build and, if we are successful in such development, simultaneously license three core technologies:

1) GRL enabling Chip design: Once completed, we envision that this design would be used by chip design Strategic Licensing Partners (or SLPs) to create GRL-enabled devices of any type. Our chip manufacturing partners will receive our patented design and our manufacturing instructions for high volume production. We have identified and have initial development arrangements with ASIC development teams to complete this process.

On January 26, 2018, we signed an agreement with Designer Carbon Materials Ltd a limited company incorporated and registered in England and Wales (“DCM”) in which DCM agreed to supply N@C60 (also known as Buckyballs containing a nitrogen atom) exclusively to LocatorX for use in the production of atomic clocks. Upon execution of the agreement, we issued DCM 100,000 shares of our common stock.

Concurrently, we are building and have confidentially demonstrated a reference implementation of a Cassandra-based cloud service as well as Android and iOS apps that store our Definable Blockchain in Bluetooth enabled chips. The demonstration included image scanning of an encrypted 2D barcode and Bluetooth radio scanning of the Definable Blockchain file with our application. The Definable Blockchain log file from the Bluetooth device was displayed in text table and the locations registered were displayed on a map based on GPS coordinates. We believe this technology suite can fundamentally solve several major problems in logistics with automatic inventory tracking, improved product handling information as well as instant counterfeit detection and theft prevention while simultaneously offering enhanced electronic marketing links for consumers. The demonstration utilized the Smartphone Bluetooth-enabled chip using a second Bluetooth device to respond to the authenticated Bluetooth queries and manage the Definable Blockchain storage and interactions. The demonstration did not incorporate our SMAC technology, and we will need to incorporate such technology into our final product offering to successfully implement our business strategy.

2) Cassandra-Based Cloud Server: This reference implementation hosted at our site, www.1stAtlas.com will include source code and Application Programming Interface, or API, calls to help our Strategic Licensing Partner’s software development teams to build offerings that can receive, decrypt, and store location and other data from GRLs and 2D GS1 standard product barcodes. This platform will enable Strategic Licensing Partners to rapidly deploy total scalable solutions. We will grow an internal licensing team with executives from several targeted industries to manage the licensing platform.

3) Android and iOS app Software Development Kit: This SDK will include a reference implementation to enable encrypted communication 1stAtlas.com as well as to GRLs chips and read digitally signed 2D barcodes. This will enable any user to query any GRL enabled product for any information while maintaining owner privacy settings stored in the GRL chip’s Definable Blockchain log.

Tracking and ownership protections: We refer to our Blockchain data format as “definable” because unlike the rigid format and processing rules of Blockchain transactions used in crypto currencies and other commercial implementations, our Definable Blockchain data format will enable our future Strategic Licensing Partners and their customers to decide how they want to format the authenticated data that is read and written to any GRL enabled device they control or own. The Definable Blockchain log file will support the authenticated updating of the handling events for any GRL enabled product as it moves from manufacture through distribution and use by the end user/owner. This process will be designed to enable our Strategic Licensing Partners and their distributors/retailers to control access to their products while enabling transfer of ownership of GRL enabled devices or assets with non-repudiation and access to the data.

This Definable Blockchain is a combination of a traditional event log and a distributed ledger in the Blockchain methodology. We believe there will be several advantages to our implementation. First, while each block relies on the previous for data protection, we and our Strategic Licensing Partners will be the trusted authority for certifying and encrypting each block of data. We believe this greatly increases the security and at the same time reduces the time required to process the encryption. Second, the distributed Blockchain ledger will be in the chip, and is therefore literally attached to the product.

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Sales Strategy

To accelerate distribution and long-term profits, we intend to create exclusive field of use licensing agreements that generate transactional location-based revenue as products move around the world. We believe the long-term marketing value of this data can be substantial.

Our SLPs will be able to gain a variety of benefits by GRL enabling their products. Silicon chip costs are based on square millimeters of a wafer, and our SMAC is miniscule. The value of GRL enabled silicon is not coupled to its cost. Similar to the razor and blade strategy, we envision selectively giving away the patent rights for GRL chips to accelerate the deployment and creation of the Blockchain location and transaction data. We will enable our SLPs to create new revenue from their existing customers and we will earn a portion of their revenue from our licensing agreements. Licensing rates per chip will vary widely, from less than a penny up to multiple dollars. In every instance, we will seek to structure monthly tracking revenue beyond the initial license fee, which in many cases may be zero.

We anticipate that the SMAC will be integrated into a variety of System on a Chip (SoC) designs, which will be created and marketed by our SLPs as GRL enabled products. We anticipate that select SLPs will be given the opportunity to acquire multi-year exclusive field of use rights to our SMAC and GRL technologies to help grow their own core businesses. We plan to build a technology licensing team with highly commissioned sales executives experienced in a variety of target industries. Field of use licenses will be offered for SMAC chip designs, SMAC chips, GRL devices, labels, tags, and a variety of electronics such as IoT devices and smartphones.

We anticipate that our SLPs will offer GRL enabled products featuring a wide variety of power requirements, communication ranges, sensors, and user interfaces. For example, we expect that a GRL will only need to wake up and listen to a reference radio signal for a fraction of a second to self-locate. At a later moment, it can respond to a “location history” query from an authenticated Bluetooth app on a smartphone to access our Definable Blockchain log. We expect that license terms will include SLPs remitting a portion of ongoing location and environmental data revenues to the Company.

Intellectual Property

We have and will continue to invest materially in the expansion of our existing patent portfolio and will expand into adjacent areas as SMAC enabled opportunities are discovered. We acquired from Oxford University Innovation Ltd. global exclusive rights for all markets for the Miniature Atomic Clock patents (USPTO 8217724 and EP2171546B1 PCT GB2008/002229). This patent expires in September 2030. We believe this invention makes feasible the creation of a wide variety of novel methods as part of an innovative Solid-State Miniature Atomic Clock enabled methods and apparatus. Our chief executive officer and director, William D. Meadow, filed a patent application on January 5, 2015 (USPTO# 15-62100033), which was issued on December 12, 2017 as Global Resource Locator (GRL). This patent filed as a Utility on July 7, 2015 (USPTO# 15-62189427). This patent expires in February 2036. The WIPO has accepted the claims in the 2015 and 2016 filings. This issued patent includes the concepts and product offerings discussed in the product development plan on the previous page, with the exception of the 2D barcodes. The GRL patent includes nearly 30 diagrams and nearly 39,000 words teaching many novel concepts for securely tracking and reporting about things that move. We have filed several additional continuations and continuations in part that leverage the innovations taught in the GRL patent. A “continuation” patent filing is one that requires no additional copy added to an awarded patent to create a new independent claim. A “continuation in part” patent filing is one that adds some additional copy and diagrams to teach new concepts that rely heavily on the teachings of the original patent. We anticipate with appropriate funding that we will expand our portfolio to a few dozen additional industry focused filings that we intend to license. We have filed two patent applications for Blockchain and on chip key storage 62/542,666 and 62/588,733. In addition, we have filed continuations and continuations in part based on the GRL patent for chip embedded packaging, methods and apparatus for authenticated GRL location tracking 62/589,384 and 15/820,797 and 15/820,844.

License and Royalty Agreements

We entered into a license of technology agreement with Oxford University Innovation (“Oxford Innovation”) on July 3, 2015, pursuant to which we received an exclusive, global license for all markets to develop the Oxford patents described in the above “Intellectual Property” section. In exchange for the license, we agreed to pay Oxford Innovation a royalty on all net sales from products utilizing the licensed intellectual property, as well as to make certain minimum payments. The agreement has a stated term of 20 years, provided that either party may terminate the agreement upon a material breach by the other party. Further, Oxford Innovation may terminate the agreement if it reasonably believes that we are not using our best endeavors to develop, exploit and market the licensed technology; provided that Oxford Innovation is required to provide us with written notice of such assertion after which the parties must work in good faith to reach agreement on what steps must be required to satisfy Oxford Innovation. The agreement also provides that we may terminate the agreement for any reason at any time provided we give Oxford Innovation three months’ written notice to terminate expiring after the third anniversary of the agreement, provided that any such termination will not absolve us of our obligation to accrue and pay royalties and other payments in respect of the period prior to termination.

The SMAC technology and its associated patents rights, title, and interest described in the above “Intellectual Property” section were originally assigned to LocatorX on January 7, 2015 by Mr. Meadow, our chief executive officer; this assignment was replaced and superseded by a Patent Royalty Agreement executed March 31, 2017.  All rights, title and interest associated with the patents therefore inure directly and wholly to LocatorX, and not MV Portfolios, Inc. or Mr. Meadow.  In exchange for the assignment and ownership of the patents, we agreed to pay Mr. Meadow a minimum annual royalty fee of $60,000.  We recorded $60,000 of royalty expense for each of the years ended December 31, 2017, 2016 and 2015. Prior to this offering, we and Mr. Meadow agreed to terminate the Patent Royalty Agreement, in exchange for the issuance to Mr. Meadow of an option to purchase 2,000,000 shares of our common stock at an exercise price of $1.50 per share. The termination provided that all patent rights covered by the original Patent Royalty Agreement are irrevocably vested in LocatorX, and are the sole property of LocatorX, free and clear of any claims or interests of Mr. Meadow or his affiliated entities.

Additional technology and patents will need to be licensed and developed to create the products described in this offering circular. Management anticipates that additional companies, IP portfolios, inventors and universities will be involved in the development of this technology and intellectual property. The Company anticipates approximately a third of the total royalty revenue generated by the Company will be paid for intellectual property used to create the SMAC, GRL and GRL software enabled devices.

MV Portfolios formed a new entity, 1st Rescue, Inc., in September 2016. In exchange for the conveyance of a license to 1st Rescue, Inc. to use certain LocatorX, Inc. technology (GPS location; associated supporting software), the shareholders of MVPI agreed to provide: 100% of 1st Rescue’s shares to LocatorX shareholders as of September 2016 (based on their pro rata ownership of LocatorX); and cash consideration of $100,000 to be paid to LocatorX in the event 1st Rescue raises $1,000,000 in capital. Investors in this offering will not be entitled to receive any shares of 1st Rescue. The license granted to 1st Rescue provided 1st Rescue with a license to use LocatorX’s technology solely for its business of developing software and a custom tele-medkit to rapidly deliver automated external defibrillators from fire stations to sudden cardiac arrest victims with high-speed aerial drone devices. 1st Rescue is still in the development stage of its business.

Employees

Our largest shareholder, MV Portfolios, Inc., employs or contracts the individuals that provide us with services. We currently have four employees or consultants of MV Portfolios, Inc. that are primarily focused on providing services to us.

Research and Development

During the 2017 and 2016 fiscal years, management estimates that it spent $350,545 and $121,202 respectively on research and development activities consisting largely of fees for the Oxford Materials Research team, various consulting agreements associated with fundamental research, software and product development, and patent analysis.

Litigation

We are not currently involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Description of Property

Our principal corporate office is located at 10752 Deerwood Park Blvd. Suite 100, Jacksonville, Florida 32256. The company and its parent also lease additional office space on a month-to-month basis in Jacksonville, Florida for approximately $2,000 per month.

Directors, Executive Officers and Significant Employees

Below are the names and certain information regarding our executive officers, directors and significant employees.

Name	Position	Age	Term of Office (1)	Approximate hours per week for part-time employees
William Meadow	President, Chief Executive Officer and Director	57	November 2014	40
John Glover (2)	Chief Financial Officer	54	July 2017	20
Charles Hendrix (2)	Chief Operating Officer	56	November 2017	40
Shea Ralph	EVP Strategy, Director	57	November 2014	40
Jeff Kase (2)	Chief Technology Officer	54	June 2016	30
John Kozik (2)	Chief Revenue Officer	55	April 2017	20
Michael Khbeis, Ph.D. (2)	Chip Design & Fab Advisor and Director	38	August 2015	8
Mike Noonen	Director	54	February 2018	—
Jim Joustra	Director	63	February 2018	—
Kevin Hayes	Director	60	February 2018	—

(1)      The executive officers serve until resignation or removal. The directors serve until the next annual meeting and a successor is appointed and qualified, or until resignation or removal. Mr. Meadow holds 50,000 shares of our Series A preferred stock, which stock votes with our common stock at a rate of 1,000 votes per share with respect to change of control transactions. As such, Mr. Meadow has and will continue to have for the foreseeable future the ability to exert total influence over any change of control.

(2)      Messrs. Kase, Kozik, Hendrix, Glover and Khbeis are providing services to the Company through respective consulting arrangements.

New Director Appointments

In connection with our recent Series C preferred stock offering, we agreed to expand our Board of Directors to three members and to appoint Mike Noonen to fill the vacancy caused by such expansion designated by one of the investors in the offering. Upon such appointment, Messrs. William Meadow and Shea Ralph have agreed to vote their shares of common stock (or voting preferred stock) at future stockholder meetings held within one year of the closing of the Series C preferred stock offering to re-elect the newly appointed director.

In addition, we also agreed in the Series C preferred stock offering that upon the closing of this offering we would further expand our Board of Directors to five members and would appoint two additional directors that are deemed to be “independent directors” as defined in the Nasdaq Stock Market rules. Messrs. Joustra and Hayes were appointed to fill such vacancies.

Family Relationships

There are no family relationships between our directors, executive officers, person nominated or chosen by the company to become a director or executive officer or any significant employee.

Business Experience

William Meadow, President, Chief Executive Officer and Director – Mr. Meadow has been founder and president of LocatorX, Inc. since November 2014, which was created as a subsidiary of MV Portfolios, Inc. Mr. Meadow has served as the CEO of MV Portfolios, Inc. since 2013. Mr. Meadow was the founder and Chief Executive Officer of ControlCam from 2009 through 2012 providing low altitude aerial survey operations, and was the founder and has been the Chief Executive Officer of Visre, Inc./Visual Real Estate, Inc. from 2004 active through 2009 providing street level imaging systems. He was the Co-Founder and Chairman of Real Mortgage Systems, Inc. from 2005 to 2009 providing financing for single family residences. From 1996 to 2000, Mr. Meadow worked on behalf of Columbia University by marketing and licensing patents as CEO of 4D Technology, Inc. He was founder of Payformance Corporation, now called PaySpan, and worked at that company from 1984 to 2003, providing payment technologies to Fortune 500 clients. Mr. Meadow served as VP of Corporate Development for BBN Corporation from 1995 to 1996, a company he joined after selling Network One, a Voice Over IP company that he founded. Mr. Meadow received his B.S. in Marketing from Florida State University. He has patent development and licensing experience across multiple industries with over 20 issued patents.

John Glover, Chief Financial Officer – Mr. Glover joined the company on a part-time basis in July 2017 to provide certain consulting services associated with corporate strategy, financial reporting, capital raising, and governance. Mr. Glover is a member of PT-1 Holdings, LLC, an investment partnership focused on logistics solutions for healthcare entities. From September 2012 to May 2017, Mr. Glover was President and CEO of Century Ambulance Service, Inc. From April 2006 to August 2012, Mr. Glover was Managing Partner of Connemara Capital Company, LLC, a closely held private equity firm. Mr. Glover previously served as a nuclear submarine officer and U.S. Navy diver. Mr. Glover has a Bachelors in Mechanical Engineering from Duke University and a MBA from Harvard University.

Charles Hendrix, Chief Operating Officer – Mr. Hendrix has served as a consultant with LocatorX since March 2017 and joined the company in November 2017. From May 1992 until December 2002, Mr. Hendrix served as Co-founder, EVP and COO for Micro-Med Industries and several subsidiaries in management and small business development. From December 2002 until June 2017, Mr. Hendrix served as President of eHealthScreen, while also serving as EVP/COO with a fifth-generation private family office managing a wide variety of assets and investments from December 2005 through June 2017. Mr. Hendrix participates on a number of business advisory committees and boards. Mr. Hendrix most recently served as a National Science Foundation I-Corps Business Mentor for a University of South Florida team commercializing a new CO2 conversion technology. Mr. Hendrix graduated from The Citadel in Charleston, South Carolina with BA Business. Mr. Hendrix then served 9 years as a US Navy officer aboard several ships including the Florida based USS Saratoga aircraft carrier.

Shea Ralph, Director and Executive Vice President – Mr. Ralph joined the company upon its incorporation and served as chief financial officer from its incorporation until July 2017. Mr. Ralph is currently a director and executive vice president of strategy of the company. Since February 2014, Mr. Ralph has served as a director and as treasurer, secretary and chief financial officer of MVPI. Since 2007, Mr. Ralph has worked as an independent consultant and strategic advisor of business development and corporate strategy for other corporations. Mr. Ralph attended the University of Florida.

Jeff Kase, Chief Technology Officer – Mr. Kase joined the company to oversee development of software platforms in June 2016. Since June 1984, Mr. Kase has been a software engineer and architect with companies including Cricket Software, Computer Associates, Macromedia, Technology for Business, and a consultant for Phoenix Technologies, ICDL-US, 3vTV and DSM Nutritional Products.  He was a co-founder of AcadiaNet (ISP), Penmanship Inc., myLeaderboard Inc. and NewStartMobile LLC; serving as Software Architect and CTO.  He is also a Commercial Pilot and CFI, and an avid cyclist. Mr. Kase graduated from Temple University with a degree in Computer Science.

John Kozik, Chief Revenue Officer – Mr. Kozik joined the company in April 2017 on a part-time basis to oversee product launch and marketability efforts. From October 2004 to the present, he has served as founder and managing partner of Turnkey Hospitality dba Abacus Digital, performing engineering and construction services for inside wiring and pathway creation for fiber optics to the home or business; working with large telecom companies and their multi living/ tenet property managers. He is a graduate of Florida State University.

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Michael Khbeis Ph.D., Director and Chip Design & Fab Advisor – Dr. Khbeis joined our company in August 2015 as its principal scientific advisor with regard to chip design and fabrication. Dr. Khbeis is the Associate Director of the University of Washington Nanofabrication Facility (WNF), a capacity he has served since October 2011. WNF serves as a prime resource for nanotechnology researchers and engineers in the U.S. From September 2001 until September 2011, he was Division Chief/Microelectronics Integration for the Lab for Physical Science, where he led R&D on microelectronics integration in the areas of 3D-Integration, 2.5D, Flex, and embedded passives. Dr. Khbeis has a BSEE from University of Washington and a PhD, Electrical and Electronics Engineering, from the University of Maryland.

Mike Noonen, Director. Mr. Noonen joined the company in January 2018. Mr. Noonen has served as Vice President of Sales, Marketing and Business Development at Silego Technology from April 2016 until November 2017. From February 2014 to February 2016, he served as a member of the board of directors and the Interim Chief Executive Officer at Ambiq Micro, Inc., a semiconductor manufacturing company. From December 2013 to June 2015, Mr. Noonen served as Chairman of the board of directors at Silicon Catalyst, an incubator for semiconductor chip startup companies he co-founded. From December 2011 to October 2013, Mr. Noonen served as Executive Vice President, Global Products, Design, Sales and Global Marketing at GLOBALFOUNDRIES, a semiconductor foundry company. From November 2008 to August 2011, he served as Executive Vice President, Global Sales and Marketing at NXP Semiconductors N.V., a semiconductor manufacturing company.

Jim Joustra, Director. Mr. Joustra joined the company in January 2018. Mr. Joustra served as President of Verkenner, a company that promotes new technology in healthcare, since February 2015. Mr. Joustra served as director of mergers & acquisitions for Walgreens (later Walgreens Boots Alliance), handling M&A responsibilities from November 2004 until January 2015. Mr. Joustra also managed the start-up and growth of Walgreen’s Mail Order Pharmacy business. Mr. Joustra is a retired United States Army, Corps of Engineers Lieutenant Colonel with successful commands in both combat and civil works roles. Mr. Joustra holds a B.S. degree from Virginia Military Institute, an MBA from Niagara University, is a graduate of the U.S. Army Command & General Staff College.

Kevin Hayes, Director. Mr. Hayes joined the company in January 2018. Since 2011, Mr. Hayes has directed the sales, marketing, and supply chain and planning efforts for Outlook Group, a top supplier of engineered branding and packaging solutions to the consumer product, food & beverage, retail and medical industries. Mr. Hayes has held executive positions with NCR Corporation from 1980 to 1994, Brady Corporation from 1994 to 2004, Worldmark from 2004 to 2006 and Teklynx International. Mr. Hayes is a member of several manufacturing associations including TLMI, AIM, SPE and PSDA.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past five years: (a) any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (b) any conviction in a criminal proceeding (excluding traffic violations and other minor offenses).

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we compensated our executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation ($) (1)(3)	Other compensation($)(1)	Total compensation($)(1)
William Meadow	President, Chief Executive Officer and Director	207,578	(3)	207,578
Jeff Kase	Chief Technology Officer	60,000	—	60,000
John Glover (2)	Chief Financial Officer	60,000	—	60,000
Charles Hendrix (2)	Chief Operating Officer	4,000		4,000
Shea Ralph	Executive Vice President and Director	44,859	—	44,859

(1)      All amounts payable by MV Portfolios, Inc. Our company is obligate to reimburse MV Portfolios, Inc. for the above amounts at the discretion of Mr. Meadow. However, due to cash constraints, we have not been able to make such payments. These amounts are reflected as advances from the related parties in our financial statements.

(2)      Mr. Glover joined the company in July 2017. Mr. Hendrix joined the company in November 2017.

(3)      We were required to pay Mr. Meadow a minimum royalty of $60,000 per year in accordance with a Patent Royalty Agreement executed March 2017.

For the fiscal year ended December 31, 2017, except as provided in the table above, none of our directors received cash compensation in their capacity as directors.

Employment Agreements

William Meadow

We entered into an employment agreement with Mr. Meadow pursuant to which Mr. Meadow will agree to serve as our President, Chief Executive Officer and Chairman for an initial term of three years. If we do not provide Mr. Meadow written notice no later than 90 days from the end of any anniversary of the effective date of the employment agreement, then the term shall automatically be extended for another year so that there is a continuing three-year term. Pursuant to the employment agreement, Mr. Meadow will provide us with part-time services and is permitted to continue his work with MV Portfolios, Inc. and other affiliated companies of MV Portfolios, Inc. The employment agreement provides for an initial annual salary of $250,000. Mr. Meadow may also receive an annual bonus, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. Pursuant to the employment agreement, we agreed to purchase a $7.0 million life insurance policy on Mr. Meadow, of which $2.0 million will accrue to Mr. Meadow’s beneficiaries and $5.0 million will accrue to us.

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Pursuant to the employment agreement, if Mr. Meadow’s employment is terminated at our election without “cause” (as defined in the agreement), or by Mr. Meadow for “good reason” (as defined in the agreement), or we choose not renew Mr. Meadow’s employment agreement, in each case Mr. Meadow shall be entitled to receive severance payments equal to two years of Mr. Meadow’s base salary and two years of Mr. Meadow’s most recent annual bonus. In addition, if Mr. Meadow within three months prior to a change in control, in contemplation of a change in control or within twelve months after a change in control, Mr. Meadow shall be entitled to receive three years base salary and his most recent annual bonus amount, and all unvested options or other benefits shall immediately vest. Mr. Meadow will agree not to compete with us until three years after the termination of his employment.

Pursuant to the employment agreement, we also agreed that we owe Mr. Meadow approximately $345,000 in deferred salaries and royalties, and we agreed that such amounts will accrue interest at a rate of 6% per annum and will be repaid from 5% of the proceeds from this offering.

John Glover

Mr. Glover is providing services to us through a consulting arrangement that provides for monthly payments of $10,000. We have agreed to pay Mr. Glover a bonus upon successful completion of this offering equal to 2% of net proceeds from this offering with consideration comprised of 1.25% in cash and 0.75% in common stock.

Charles Hendrix

Mr. Hendrix is providing services to us through a consulting agreement that provides for monthly payments of $15,000 until we achieve a listing on NASDAQ or NYSE. We agreed to issue in stock each calendar quarter shares of our common stock valued at $1.50 per share for earned income not paid in cash during that period. We agreed to pay Mr. Hendrix a consulting fee of $5,000 per month that will commence immediately upon our raising an additional $850,000 of new common equity. If we achieve a successful offering of at least $8 million, the consulting fee will be raised to $15,000 per month. If we achieve a listing on NASDAQ or NYSE and/or funding of at least $25 million the consulting fee will be raised to $20,000 per month.

John Kosik

Mr. Kosik is providing services to us as a consultant through an at-will consulting arrangement that provides for monthly payments of $5,000 and the payment of a sales commission of 3.0% of products sold.

Jeff Kase

Mr. Kase is providing services to us as a consultant through an at-will consulting arrangement that provides for accrued compensation of $12,000 per month commencing July 2017. Upon successful completion of the $1.0 million in equity funding, the accrued salary will be paid and payroll will commence with bi-monthly payments.

Michael Khbeis

Dr. Khbeis is providing services to us as a consultant through an at-will consulting arrangement that provides for monthly payments of $4,000.

We do not anticipate changing our current compensation arrangements with our executive officers as described above.

Security Ownership of Management and Certain Securityholders

Set forth below is information regarding the beneficial ownership of each class of our voting securities as of April 10, 2018 by (i) each person that owns, beneficially, more than 10% of each class of the outstanding shares of our voting securities, and (ii) all of the current directors and executive officers as a group. Our voting securities consists of three classes of securities: (i) our Series A preferred stock, (ii) our Series B preferred stock, and (iii) our common stock. Our Series C preferred stock is non-voting. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Series A preferred stock	William Meadow	50,000 (2)	None	100%
Common stock	MV Portfolios, Inc. (3)	10,000,000	None	80.9%
Common stock	Vanguard Financial Trust (4)	1,500,000	None	12.1%
Series B preferred stock	Scott Fletcher	610,060	None	12.3%
Series B preferred stock	Michael Dubow	771,820	None	15.6%
Series B preferred stock	Pioneer Group, LLC (5)	500,000	None	10.1%
Series B preferred stock	Vanguard Financial Trust (4)	625,000	None	12.6%
Common stock	William D. Meadow	None	4,000,000 (6)	24.4%
Common stock	All officers and directors as a group	None	7,450,000 (7)	37.6%

(1)      The mailing address of those listed in the above table is c/o LocatorX, Inc., 10752 Deerwood Park Blvd. Suite 100, Jacksonville, Florida 32256.

(2)      The Series A preferred stock votes with our common stock at a rate of 1,000 votes per share.

(3)      Messrs. Meadow and Ralph are the sole directors and officers of MV Portfolios, Inc. and, as such, they control the voting of the securities held by MV Portfolios, Inc. In addition to the shares in the table, upon the commencement of this offering, Mr. Meadow will hold options to purchase 4,000,000 shares of our common stock at an average exercise price of $1.35, and Mr. Ralph holds an option to purchase 1,020,000 shares of our common stock at an exercise price of $0.20.

(4)      Mr. Adrian James has voting and dispositive control over the securities held by Vanguard Financial Trust.

(5)      Mr. Michael Caloway has voting and dispositive control over the securities held by Pioneer Group, LLC.

(6)      Consists of options to purchase 4,000,000 shares at an average exercise price per share of $1.35.

(7)      Consists of the following number of shares of common stock underlying option grants to our directors and officers: (i) William Meadow – 4,000,000 shares at an average exercise price per share of $1.35; (ii) Shea Ralph – 1,020,000 shares at an exercise price per share of $0.20; (iii) John Glover – 480,000 shares at an exercise price per share of $0.40; (iv) Jeff Kase – 1,000,000 shares at an average exercise price per share of $0.162; (v) John Kozik– 550,000 shares at an average exercise price per share of $1.09; (vi) Michael Khbeis – 280,000 shares at an average exercise price per share of $0.386; and (vii) each of Messrs. Noonen, Joustra and Hayes – 40,000 shares at an exercise price per share of $1.50.

Interest of Management and Others in Certain Transactions

We have in the past funded our operations from advances from our parent company, MV Portfolios, Inc. (“MVPI”). As of December 31, 2017 and 2016, the balance outstanding with respect to such advances to MVPI was $488,823 and $451,872, respectively. MVPI pays salaries, payroll taxes, benefits, lease and office expenses and allocates a portion to LocatorX. The allocations are determined by Mr. Meadow, the chief executive officer of MVPI, who is also our chief executive officer. During the years ended December 31, 2017 and 2016, allocated expenses of $422,635 and $360,980 were included in general and administrative expenses, respectively. Pursuant to the agreement entered into between us and MVPI, we agreed to accrue 5% of gross royalties, capital raised, non-dilutive financing and any and all other cash invested into us as management fees. For the year ended December 31, 2017 and 2016, a management fee of $74,440 and $32,173, respectively, was accrued under advances from MVPI. Prior to January 2018, we accrued MVPI management fees based on an arrangement between us and MVPI. In January 2018, we entered into management services agreement with MVPI expiring in December 2020 that formalized our prior arrangement. The agreement provides that in exchange for MVPI’s services to us, we will pay MVPI for the use of Shea Ralph’s time at a rate of $15,000 per month on a pro rata basis based on the time Mr. Ralph allocates to our business. In addition, we agreed that for management services to us we shall pay MVPI 5% of our gross royalties, 5% of capital raised and non-dilutive third party debt financing into our company. Accrued management fees will be paid to MVPI from the working capital proceeds of this offering once all of our Series C preferred stock is redeemed or converted into common stock.

MVPI formed a new entity, 1st Rescue, Inc., in September 2016. In exchange for the conveyance of a license to 1st Rescue, Inc. to use certain LocatorX, Inc. technology (GPS location; associated supporting software), the shareholders of MVPI agreed to provide: 15,422,120 common shares in 1st Rescue, Inc., which represented 100% of 1st Rescue’s shares, to LocatorX shareholders as of September 2016 (based on their pro rata ownership of LocatorX); and cash consideration of $100,000 to be paid to LocatorX in the event 1st Rescue raises $1,000,000 in capital. Investors in this offering will not be entitled to receive any shares of 1st Rescue, Inc. Of the 1st Rescue shares issued to LocatorX shareholders, in their capacities as shareholders of LocatorX, the following entities and individuals received 1st Rescue shares: MVPI (10,000,000 shares), Mr. Meadow (50,000 shares), Mr. Fletcher (610,060 shares), Mr. Dubow (771,820 shares), Vanguard Financial Trust (500,000 shares directly and 1,500,000 shares through an affiliated entity) and Pioneer Group, LLC (500,000 shares).

We have also received advances from Mr. Meadow. As of December 31, 2016 and 2015, the balance outstanding with respect to such advances from Mr. Meadow was $72,031 and $77,031, respectively. As of June 30, 2017, the balance outstanding with respect to such advances from Mr. Meadow was $72,031. The advances have no interest and are due on demand. During the year ended December 31, 2016, Mr. Meadow forgave $5,000 on advances.

On January 7, 2015, we entered into a Patent Royalty Agreement with William Meadow, which was amended on March 31, 2017. In exchange for the assignment and ownership of the patents, we had agreed to pay Mr. Meadow a minimum annual royalty fee of $60,000. We recorded $60,000 of royalty expense for the years ended December 31, 2017, 2016 and 2015. Prior to this offering, we and Mr. Meadow have agreed to terminate the Patent Royalty Agreement, in exchange for the issuance to Mr. Meadow of an option to purchase 2,000,000 shares of our common stock at an exercise price of $1.50 per share.

In connection with the Series C preferred stock offering we completed in September 2017, we agreed with affiliates of Pioneer Group, LLC and Vanguard Financial Trust, which invested in the offering, to repurchase from such shareholders an aggregate of 80,000 shares of common stock or common stock equivalents at a purchase price equal to the price per share in this offering if we are able to raise $8.0 million in this offering.

Securities Being Offered

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our amended and restated articles of incorporation, which are included as exhibits to the offering statement of which this Offering Circular forms a part.

We are offering investors common stock in this offering

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, $0.0001 par value per share.

Prior to this offering, we have 12,511,433 shares of common stock outstanding, and we have 50,000 shares of Series A preferred stock, 4,949,620 shares of Series B preferred stock, and 633,332 shares of Series C preferred stock outstanding.

Common Stock

Voting

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast. Except as required by law, our common stock and voting preferred stock votes together as a single class.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders of our preferred stock. Any decision to pay dividends on our common stock will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future. The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant. We do not expect to issue dividends on our common stock in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Additional Rights and Preferences

Holders of common stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to common stock.

Preferred Stock

We are authorized to issue up to 25,000,000 shares of preferred stock. Our articles of incorporation authorize our Board to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Preferred Stock

We have authorized and issued 50,000 shares of Series A preferred stock, all of which is held by Mr. Meadow, our chief executive officer, president and director. The holder of record of the Series A preferred stock shall be entitled to 1,000 votes, solely with respect to stockholder approvals related to change of control events, for each share of Series A preferred stock held, and such votes may be cast by the holder on each matter submitted to our shareholders. Other than the foregoing voting rights, the Series A preferred stock shall have the same dividend, liquidation and other rights as that of the holders of the common stock.

Series B Preferred Stock

We have authorized 4,949,620 shares of Series B preferred stock, of which 4,949,620 shares have been issued.

Dividends. Each holder of record of a share of Series B preferred stock is entitled to receive their pro rata portion of dividends, out of any assets legally available therefor as declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on our common stock or Series A preferred stock, at the applicable Dividend Rate (as defined below). The percentage of the dividend received by a holder of Series B preferred stock shall be such holder’s pro rata percentage relative to all holders of Series B preferred stock calculated by dividing the number of shares held by a holder of Series B preferred stock by the total number of issued and outstanding shares of Series B preferred stock. “Dividend Rate” means 10% of the first $10.0 million in net revenues received by the Company. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock on a one to one conversion basis.

Other than the rights set forth above, the Series B preferred stock has the same voting, dividend, liquidation and other rights as that of the holders of the common stock.

Series C Preferred Stock

We have authorized 683,333 shares of Series C preferred stock, of which 633,332 shares have been issued.

Dividends. The holders of the Series C preferred stock are entitled to receive dividends on an as-converted to common stock basis to and in the same form as dividends actually paid on shares of the common stock.

Voting. Except as otherwise required by law, the Series C preferred stock has no voting rights.

Liquidation. Upon the liquidation, dissolution or winding up of our business (a “Liquidation”), whether voluntary or involuntary, each holder of Series C preferred stock shall be entitled to receive, for each share of Series C preferred stock held by such holder, out of assets legally available therefor, a preferential amount in cash equal to 200% of the stated value of the Series C preferred stock, which stated value is $1.50 per share. All preferential amounts to be paid to the holders of Series C preferred stock in connection with such Liquidation shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets to the holders of (i) any other class of preferred stock, and (ii) our common stock.

Conversion. Upon the closing of this offering or the closing of any new equity offering, each share of Series C preferred stock is convertible, at the option of the holder, into that number of shares of common stock determined by dividing 100% of the stated value of such share of Series C preferred stock (which is $1.50 per share) by the conversion price, which is $1.50 per share (subject to adjustment in the event of stock splits, stock dividends or similar events).

Redemption Right. Upon the closing of this offering or the closing of any new equity offering (each such closing, an “Offering Closing”), if the holder of the Series C preferred stock has chosen not to exercise its conversion right as described in the above paragraph, the holder shall be deemed, without further action by the holder, to have exercised its redemption right. This redemption right provides that upon any Offering Closing we redeem a portion of the outstanding Series C preferred stock equal to the Available Redemption Funds (as defined below), for cash in an amount equal to 200% of the stated value of the Series C preferred stock (which stated value is $1.50 per share) being redeemed. On each Offering Closing, the Available Redemption Funds for all of the Series C preferred stock for which a redemption shall occur shall be as follows:

●	With respect to this offering, for each Offering Closing until the total proceeds raised from this offering reaches $1.0 million, the Available Redemption Funds shall be equal to 25% of the proceeds;

●	With respect to this offering, for each Offering Closing thereafter, the Available Redemption Funds shall be equal to 50% of the proceeds; and

●	With respect to any other new equity offering Sale, for each Offering Closing, the Available Redemption Funds shall be equal to 25% of the proceeds.

Upon the closing of this offering, we will redeem the Series C preferred stock subject to the foregoing redemption on a pro rata basis based on the number of shares of Series C preferred stock subject to such redemption.

Royalty Option. If we do not raise sufficient proceeds in this offering or in other offering to redeem 100% of the Series C preferred stock (for which redemption has been requested) as set forth in the paragraph above by April 1, 2018, we have agreed with the holders of the Series C preferred stock to enter into an agreement, in such form as determined by a majority of the Series C preferred stock holders, pursuant to which we will sell to such holders the right to receive 40% of the royalties derived from our entire technology portfolio for a total purchase price of $1,000 (the “Royalty Option”). We failed to redeem the Series C preferred stock prior to April 1, 2018. We shall thereafter have the right to repurchase the Royalty Option: (i) upon the redemption of 100% of the Series C preferred stock as described in the above paragraph (the “Default Redemption Payment”); and (ii) upon payment of the Royalty Option Repurchase Price. The “Royalty Option Repurchase Price” shall equal: (1) $0.183 per share of Series C preferred stock outstanding on the royalty repurchase date, if paid after April 1, 2018 and before May 31, 2018; (2) $0.366 per share of Series C preferred stock outstanding on the royalty repurchase date, if paid on or after June 1, 2018 and before August 31, 2018; (3) $0.549 per share of Series C preferred stock outstanding on the royalty repurchase date, if paid on or after September 1, 2018 and before January 31, 2019; (4) $0.732 per share of Series C preferred stock outstanding on the royalty repurchase date, if paid on or after February 1, 2019 and before May 31, 2019; (5) $1.098 per share of Series C preferred stock outstanding on the royalty repurchase date, if paid on or after June 1, 2019 and before July 1, 2019; and (6) $1.463 per share of Series C preferred stock outstanding on the royalty repurchase date, if paid after July 1, 2019. The Default Redemption Payment shall be reduced by any royalties received by the Preferred Stock holders pursuant to their exercise of the Royalty Option. We intend to pay the holders the Royalty Option Repurchase Price out of the proceeds from this offering.

Equity Buyback Arrangements. In connection with the Series C preferred stock offering, we agreed with certain investors in the Series C preferred stock that also hold common stock equivalents to repurchase from such shareholder an aggregate of 80,000 shares at a purchase price equal to the price per share in this offering if we are able to raise $8.0 million in this offering. Furthermore, we agreed to enter into additional agreements with Series C preferred stock investors that also hold common stock equivalents to repurchase additional shares, up to 2% of each shareholder’s holdings, at a purchase price equal to the price per share in this offering if we are able to raise $10.0 million in this offering.

Limitations on Liability and Indemnification of Officers and Directors

Our articles of incorporation include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We intend to acquire directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties before the closing of this offering.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Plan Of Distribution And Selling Securityholders

Offering Procedure

We are offering a minimum of 71,429 shares of common stock and a maximum of 3,571,428 shares of common stock on a “best efforts” basis. If $500,003 in subscriptions for the shares (the “Minimum Offering”) is not deposited in escrow on or before the six-month anniversary of the date this offering statement is qualified by the SEC, or ______________, 2018 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period.

The shares are being offered on a best efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through Sageworks Capital LLC a broker/dealer registered with SEC and a member of FINRA. We have agreed to pay Sageworks Capital LLC a broker-dealer services fee equivalent to 1% on funds raised in the Offering. We have also agreed to pay Sageworks LLC an administrative fee of $8,000. If we engage the services of additional broker-dealers in connection with the Offering, their commissions will be an additional expense of the offering. If we engage one or more commissioned sales agents, we will supplement this Offering Statement to describe the arrangement.

Subject to the Minimum Offering being raised, we will undertake one or more closings on a rolling basis as funds are received from investors. Funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. At each closing, funds held in escrow will be distributed to us, and the associated shares will be issued to the investors. All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit cards or ACH transfer directly to the escrow account established for this offering or deliver checks made payable to “Prime Trust, LLC as Escrow Agent for Investors in LocatorX Securities Offering” which the escrow agent shall deposit into such escrow account and release to us at each closing. Subject to the Minimum Offering being raised, we intend to close on all funds received from investors that are deposited in the escrow account.

We will engage Prime Trust, LLC, as escrow agent and the escrow agreement will be filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The escrow agent has not investigated the desirability or advisability of investment in our common stock nor approved, endorsed or passed upon the merits of purchasing the common stock.

We will use the website, https://sproutequity.com, which is owned and operated by an affiliate of one of our 10% stockholders, to provide information on the offering to potential investors. The website will be the exclusive means by which prospective investors may subscribe in this offering. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the foregoing website.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

If the Minimum Offering is not satisfied or the offering is otherwise terminated, investor funds will be promptly refunded in accordance with Securities Exchange Act Rule 10b-9.

We will engage FundAmerica, LLC to provide certain technology services in connection with this offering. We will agree to pay certain fees to FundAmerica, LLC for the technology services provided in the offering, including the online platform being used by sproutequity.com to host the website upon which we will provide information to investors and by which subscribers may receive, review, execute and deliver subscription agreements electronically.

Pricing of the Offering

The public offering price of the shares in this offering has been determined by our Board of Directors without the assistance of an investment bank or other third party. Among the factors considered in determining the public offering price of the shares, in addition to the prevailing market conditions, are estimates of our business potential and earnings prospects.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to invest in the offering. The only investor in this offering exempt from this limitation is an accredited investor, as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an accredited investor:

(1)      You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(2)      You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares in this offering (please see below on how to calculate your net worth);

(3)      You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this offering, with total assets in excess of $5,000,000;

(4)      You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor; or

(5)      You are a trust with total assets in excess of $5,000,000, your purchase of shares in this offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this offering.

Net Worth Calculation

Your net worth is defined as the difference between your total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in the offering.

In order to purchase shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

LocatorX, Inc.

 Financial Statements

December 31, 2017 and 2016

F-1

Independent Auditors’ Report

To the Board of Directors and Stockholders of LocatorX, Inc.

We have audited the accompanying financial statements of LocatorX, Inc. (“LocatorX” or “the Company”), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LocatorX, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

F-2

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and its need for additional financing in order to fund its projected loss in 2018 raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

LBB and Associates Ltd., LLP

Houston, Texas

May 21, 2018

We have served as the Company’s auditor since 2016.

F-3

LocatorX, Inc.

Balance Sheets

	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$156,041	$28,707
Other current assets	1,700	1,700
Total current assets	157,741	30,407

Patent costs	79,809	79,809

Total assets	$237,550	$110,216

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$175,339	$241,633
Accrued expenses	98,750	—
Accrued expenses – related parties	104,049	70,000
Advances from related parties	560,854	523,903
Total current liabilities	938,992	835,536
Total liabilities	938,992	835,536

Commitment and contingencies

Mezzanine equity
Series C preferred stock, $0.0001 par value – 683,333 authorized, 633,332 and 0 issued and outstanding as of December 31, 2017 and 2016, respectively	950,000	—

Stockholders’ deficit:
Series A preferred stock, $0.0001 par value - 50,000 authorized, 50,000 issued and outstanding as of December 31, 2017 and 2016	5	5
Series B preferred stock, $0.0001 par value – 4,949,620 authorized, 4,949,620 and 4,479,620 issued and outstanding as of December 31, 2017 and 2016, respectively	495	448

Common stock, $0.0001 par value - 100,000,000 authorized, 12,150,433 and 11,500,000 issued and outstanding as of December 31, 2017 and 2016, respectively	1,215	1,150
Additional paid-in capital	2,884,187	1,480,326
Accumulated deficit	(4,537,344)	(2,207,249)
Total stockholders’ deficit	(1,651,442)	(725,320)

Total liabilities, mezzanine equity and stockholders’ deficit	$237,550	$110,216

The accompanying notes are an integral part of the financial statements.

F-4

LocatorX, Inc.

Statements of Operations

	Year Ended December 31, 2017	Year Ended December 31, 2016

Operating expenses:
General and administrative expenses	$1,127,239	$920,062
Professional fees	1,168,770	232,846
Total operating expenses	(2,296,009)	(1,152,908)

Operating loss	(2,296,009)	(1,152,908)

Other expenses:
Interest expense	(34,086)	(26,418)

Net loss	$(2,330,095)	$(1,179,326)

Weighted average number of common shares outstanding
Basic and diluted	11,655,424	11,479,508

Net loss per share
Basic and diluted	$(0.20)	$(0.10)

The accompanying notes are an integral part of the financial statements.

F-5

LocatorX, Inc.

Statements of Stockholders’ Deficit

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additonal	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Total
Balance, December 31, 2015	50,000	$5	1,942,300	$194	10,000,000	$1,000	$318,637	$(1,027,923)	$(708,087)

Preferred stock issued for services	—	—	45,000	5	—	—	17,995	—	18,000

Preferred stock issued for cash	—	—	2,492,320	249	—	—	643,215	—	643,464

Issuance of stock options for services	—	—	—	—	—	—	169,211	—	169,211

Common stock issued for services	—	—	—	—	1,500,000	150	299,850	—	300,000

Imputed interest and forgiveness of debt	—	—	—	—	—	—	31,418	—	31,418

Net loss	—	—	—	—	—	—	—	(1,179,326)	(1,179,326)

Balance, December 31, 2016	50,000	5	4,479,620	448	11,500,000	1,150	1,480,326	(2,207,249)	(725,320)

Preferred stock issued for cash	—	—	470,000	47	—	—	187,953	—	188,000

Common stock issued for cash	—	—	—	—	233,333	23	349,977	—	350,000

Common stock issued for services	—	—	—	—	417,100	42	625,608	—	625,650
	—
Issuance of stock options for services	—	—	—	—	—	—	217,981	—	217,981

Imputed interest	—	—	—	—	—	—	22,342	—	22,342

Net Loss	—	—	—	—	—	—	—	(2,330,095)	(2,330,095)

Balance, December 31, 2017	50,000	$5	4,949,620	$495	12,150,433	$1,215	$2,884,187	$(4,537,344)	$(1,651,442)

The accompanying notes are an integral part of the financial statements.

F-6

LocatorX, Inc.

Statements of Cash Flows

	Year Ended December 31, 2017	Year Ended December 31, 2016

Cash flows from operating activities:
Net loss	$(2,330,095)	$(1,179,326)
Adjustments to reconcile net loss to
net cash used in operating activities:
Stock based compensation	843,631	487,211
Interest expense	22,342	26,418
Changes in assets and liabilities:
Other current assets	—	(100)
Accounts payable	(66,294)	74,483
Accrued expenses – related party	104,049	40,000
Accrued expenses	28,750	—
Net cash used in operating activities	(1,397,617)	(551,314)

Cash flows from investing activities:
Purchase of intangible assets	—	—
Net cash used in investing activities	—	—

Cash flows from financing activities:
Issuance of common stock	350,000	—
Issuance of Series B preferred stock	188,000	643,464
Issuance of Series C preferred stock	950,000	—
Proceeds (payments) on related party advances, net	36,951	(91,723)
Net cash provided by financing activities	1,524,951	551,741

Net increase in cash	127,334	427
Cash and cash equivalents at beginning of year	28,707	28,280
Cash and cash equivalents at end of year	$156,041	$28,707

Supplementary disclosure of cash flows:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

Non-cash investing and financing activities:
Forgiveness of debt	$—	$5,000

The accompanying notes are an integral part of the financial statements.

F-7

LocatorX, Inc.

Notes to the Financial Statements

1. Summary of Accounting Policies

Description of Business

LocatorX, Inc. (“we”, “the Company”, “LocatorX”) was originally incorporated in the state of Nevada on November 20, 2014 and re-domesticated in Florida on March 9, 2016.

LocatorX is developing and marketing new technologies using Miniature Atomic Clock (MAC) technology patented by the University of Oxford. The Company has an exclusive global license to this patent and others for the lifetime of the patent. A new, man-made, nitrogen encaged ‘Buckyball’ molecule is the core of the MAC.

Use of Estimates

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of operations. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all bank deposits and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Patents and Patent Expenditures

The Company holds patent license agreements. All patent license agreements remain in effect over the life of the underlying patents. Accordingly, the patent license fee is being amortized over the estimated life of the patent using the straight-line method. Patent fees and legal fees associated with the issuance of new owned patents are capitalized and amortized over the estimated 15 to 20 year life of the patent. The Company continually evaluates the amortization period and carrying basis of patents to determine whether subsequent events and circumstances warrant a revised estimated useful life or impairment in value. To date, no such impairment has occurred. To the extent such events or circumstances occur that could affect the recoverability of our patents, we may incur charges for impairment in the future.

Long-lived Assets

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. No impairment losses have been recorded since inception.

Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the diluted weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. For the years ended December 31, 2017 and 2016, a net loss was reported and the Company excluded options and outstanding warrants to purchase shares of common stock, as the effect would be anti-dilutive.

F-8

LocatorX, Inc.

Notes to the Financial Statements

Stock-Based Compensation

Under the fair value recognition provisions of the authoritative guidance, stock-based compensation cost granted to employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service or performance period, which is the vesting period.

Stock options and warrants issued to consultants and other non-employees as compensation for services to be provided to us are accounted for based upon the fair value of the services provided or the estimated fair value of the option or warrant, whichever can be more clearly determined. We currently use the Black-Scholes option pricing model to determine the fair value of stock options.  The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables.  These variables include our expected stock price volatility over the term of the awards, the expected term of the award, the risk-free interest rate and any expected dividends. Compensation cost associated with grants of restricted stock units are also measured at fair value. We evaluate the assumptions used to value restricted stock units on a quarterly basis. When factors change, including the market price of the stock, share-based compensation expense may differ significantly from what has been recorded in the past.

If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense.

Fair Value of Financial Instruments

Under the Financial Account Standards Board Accounting Standards Codification (“FASB ASC”), we are permitted to elect to measure financial instruments and certain other items at fair value, with the change in fair value recorded in earnings. We elected not to measure any eligible items using the fair value option. Consistent with Fair Value Measurement Topic of the FASB ASC, we implemented guidelines relating to the disclosure of our methodology for periodic measurement of our assets and liabilities recorded at fair market value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

●          Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

●          Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●          Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Our Level 1 assets and liabilities primarily include our cash and cash equivalents. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The carrying amounts of patents, accounts payable, accrued liabilities, and advances approximate fair value due to the immediate or short-term maturities of these financial instruments.

F-9

LocatorX, Inc.

Notes to the Financial Statements

Recently Issued Accounting Pronouncements

LocatorX does not expect the adoption of any recently issued accounting pronouncements to have a significant impact on results of operations, financial position or cash flows.

2. Going Concern

LocatorX’s financial statements for the year ending December 31, 2017 and 2016, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of December 31, 2017, the Company had accumulated deficit of $4,537,344 and recurring losses from operations and its need for additional financing in order to fund its projected loss in 2018 raise substantial doubt about its ability to continue as a going concern.

Management plans to continue as a going concern and believes that current available resources will not be sufficient to fund the Company’s operations over the next 12 months. The Company’s ability to continue to meet its obligations and to achieve its business objectives is dependent upon, among other things, raising additional capital or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such additional funding from various possible sources, including the public equity market, private financings, sales of assets, collaborative arrangements and debt. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of common stock or convertible senior notes. If the Company raises additional funds by issuing debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. There can be no assurance that the Company will be able to raise additional funds, or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to delay or reduce the scope of its operations, and the Company may not be able to pay off its obligations, if and when they come due. The Company will continue to work with various funding sources to secure additional debt and equity financings. However, the Company cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

The Company’s financial statements do not include any adjustments that might result from the inability to implement or execute its plans to improve our ability to continue as a going concern.

3. Patents, net

Patents are stated at cost less accumulated amortization and consist of the following at December 31, 2017 and 2016:

	2017	2016
Patents	$79,809	$79,809
Less: accumulated amortization	—	—
Patents, net	$79,809	$79,809

Amortization expense amounted to $- and $- for the years ended December 31, 2017 and 2016, respectively. The license has not been placed in service.

F-10

LocatorX, Inc.

Notes to the Financial Statements

4. Related Party Transactions

The Company has advances from its parent company MVPI. As of December 31, 2017 and 2016, the balance outstanding is $488,823 and $451,872, respectively. The advances have no interest rate and are due on demand. MVPI pays salaries, payroll taxes, benefits, lease and office expenses and allocates a portion to LocatorX. The allocations are determined by the CEO of MVPI, who is also the CEO of the Company. During the years ended December 31, 2017 and 2016, allocated expenses of $422,635 and $360,980 were included in general and administrative expenses, respectively.

The Company has advances from William Meadow, the President of the Company with a balance as of December 31, 2017 and 2016 of $72,031 and $72,031, respectively. The advances have no interest and are due on demand. During the year ended December 31, 2016, Mr. Meadow forgave $5,000 on advances.

As of December 31, 2017 and 2016, the Company owes accrued salaries to the related parties of $- and $30,000, respectively.

Pursuant to the agreement entered into between the Company and MVPI, the Company shall accrue 5% of gross royalties, capital raised, non-dilutive financing and any and all other cash invested into the Company as management fees. MVPI has secured and provided financing and equity for the capitalization of the Company for startup operations. For the years ended December 31, 2017 and 2016, the management fees were $74,400 and $32,173, respectively, and accrued under advances from MVPI. Management fees will be paid once there is sufficient cash flow from the Company’s operations.

On January 7, 2015, the Company entered into a Patent Royalty Agreement with William Meadow. The patent disclosure related to methods and apparatus for accurately calculating time with the MAC technology along with other components that can receive process and communicate information to enable locating, identifying, and tracking physical assets and data contained within the assets. The Company obtained patent ownership from Mr. Meadow and shall pay Mr. Meadow an earned royalty on a cumulative basis as follows:

Royalty rate	Revenue range
10%	$0 to $1,000,000;
2%	$1,001,000 to $10,000,000;
3%	$10,000,001 to $100,000,000;
4%	$100,000,001 to $500,000,000;
5%	Thereafter

The Company shall pay Mr. Meadow a minimum annual royalty fee of $60,000. The Company recorded $60,000 and $60,000 of royalty expense for the years ended December 31, 2017 and 2016, respectively.

In March 2017, the Company issued Mr. Meadow an option to purchase 2,000,000 shares of common stock for $1.20 per share valued at $232,214 and vesting over 3 years.

In August 2017, the Company made payments of $75,000 and $225,000 to entities owned by certain shareholders of the Company for marketing and investor relations services associated with future capital-raising efforts.

F-11

LocatorX, Inc.

Notes to the Financial Statements

5. Income Taxes

The Company accounts for income taxes under FASB ASC 740 “Income Taxes.” Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. As of December 31, 2017, the Company has net operating loss carryforwards of approximately $4,500,000. A 100% valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

The Company’s tax returns are open to audit under the statute of limitations for the tax years ending 2014 through 2016 for federal tax purposes.

Effect of New Federal Tax Reform Legislation

On December 22, 2017, new federal tax reform legislation was enacted in the United States (the “2017 Tax Act”), resulting in significant changes from previous tax law. The 2017 Tax Act reduces the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change, along with certain immaterial changes in tax basis resulting from the 2017 Tax Act, resulted in a reduction of the Company’s deferred tax assets of $494,000 and a corresponding reduction in the valuation allowance

6. Stock Based Compensation and Options

The Board of Directors authorized the grant of stock options, restricted common shares, non-restricted common shares and other awards to employees, directors, and certain other persons and determines the terms of any grants under the plan. The plan is intended to permit LocatorX to retain and attract qualified individuals and companies who will contribute to the overall success of the Company. Exercise prices of all warrants, stock options and other awards vary based on the market price of the shares of common stock as of the date of grant. The stock options, restricted common stock, non-restricted common stock and other awards vest based on the terms of the individual grant. The Company recognized $217,981 and $169,211 in stock based compensation expense to employees and consultants during the years ended December 31, 2017 and 2016, respectively, related to stock options.

F-12

LocatorX, Inc.

Notes to the Financial Statements

The following table sets forth common stock options outstanding as of December 31, 2017 and 2016, and changes in such options outstanding for the year ended December 31, 2017 and 2016:

	Options	Weighted Average Exercise Price
Outstanding, December 31, 2015	3,060,000	$0.19
Options granted	1,090,000	$0.17
Options forfeited	(667,500)	$0.17
Outstanding, December 31, 2016	3,482,500	$0.19
Options granted	3,060,000	$1.05
Options forfeited	(62,500)	$0.19
Outstanding, December 31, 2017	6,480,000	$0.60

Common stock issuable upon exercise of stock options	2,870,826	$0.28

As of December 31, 2017, there were 2,870,826 fully vested stock options with a weighted average exercise price of $0.28 and weighted average life of 1.14 years.

As of December 31, 2017, there were 3,609,174 non-vested stock options with a weighted average exercise price of $0.84 and weighted average life of 2.14 years. The Company will amortize stock-based compensation of approximately $266,000 over the next 3 years for non-vested stock options.

During 2017, the Company granted a total of 3,060,000 stock options with a fair value of approximately $375,376 on the date of grant. The fair value of the options was determined using the Black-Scholes option-pricing model. The weighted average assumptions used to calculate the fair market value are as follows: (i) risk-free interest rate of 1.03% (ii) estimated volatility of 84% (iii) dividend yield of 0.00% and (iv) expected life of all options averaging 3 years.

During 2016, the Company granted a total of 1,090,000 stock options with a fair value of approximately $92,377 on the date of grant. The fair value of the options was determined using the Black-Scholes option-pricing model. The weighted average assumptions used to calculate the fair market value are as follows: (i) risk-free interest rate of 1.03% (ii) estimated volatility of 84% (iii) dividend yield of 0.00% and (iv) expected life of all options averaging 3 years.

In June 2016, the Company issued a total of 400,000 options with an exercise price of $2.00. 200,000 options vest upon the Company earning gross margin of $250,000 from its license agreement with 1st Rescue, Inc., a subsidiary of MVPI, our parent company. 200,000 options vest upon the Company earning $500,000 from its license agreement with 1st Rescue, Inc., a subsidiary of MVPI, our parent company. The options expire in December 2018.

F-13

LocatorX, Inc.

Notes to the Financial Statements

7. Series C Redeemable Preferred Stock

Series C Preferred Stock

The holder of Series C Preferred Stock shall be entitled to convert the Series C Preferred Stock into common stock at the stated value of $1.50 per share.

The holders of Series C Preferred Stock shall be entitled to receive dividends on shares of Series C Preferred Stock equal to and in the same form as dividends actually paid on shares of common stock.

Upon liquidation, whether voluntary or involuntary, each holder of Series C Preferred Stock shall be entitled to receive, for each share of Series C Preferred Stock, a preferential amount in cash equal to

200% of the stated value $1.50. This liquidation preference provides that the holders of the Series C preferred stock would receive a total of $1,900,000 upon a liquidation event occuring prior to our common stockholders receiving any proceeds.

Our Series C Preferred Stock requires the Company to redeem preferred stock at $3.00 per share with the proceeds from any subsequent equity offering. The Company is required to earmark 25% of all proceeds up to $1,000,000 stemming from a subsequent equity offering towards redemption of the Series C Preferred Stock at 200% of stated value of $1.50; and 50% of all proceeds from any subsequent equity offering greater than $1,000,000.

If the Company fails to raise such amounts in an offering, or in any other offerings we undertake, prior to April 1, 2018, we will be required to grant the holders of the Series C Preferred Stock the right to 40% of any royalties derived from our intellectual property portfolio until the Series C Preferred Stock is redeemed or converted to common stock.

Upon the closing of an offering, the holders of Series C Preferred Stock can elect to redeem or convert their pro rata portion of their holdings at $3.00 per share. If a holder elects to redeem its pro rata portion of their holdings the Company will record the excess of the liquidated value over the stated value, or $1.50, as a deemed dividend.

During April, July, August, and September 2017, the Company sold 633,332 shares of Series C Preferred Stock and 633,332 warrants to purchase common stock for an exercise price of $1.50 for total proceeds of $950,000.

In connection with our recent Series C preferred stock offering, we agreed to expand our Board of Directors to three members and to appoint Mike Noonen to fill the vacancy caused by such expansion designated by one of the investors in the offering. Upon such appointment, Messrs. William Meadow and Shea Ralph have agreed to vote their shares of common stock (or voting preferred stock) at future stockholder meetings held within one year of the closing of the Series C preferred stock offering to re-elect the newly appointed director.

If the Company has offering proceeds that exceed $8.0 million, two Series C Preferred shareholders are eligible to have an aggregate of 80,000 of their common stock repurchased at the offering price. Currently, the Company is in the process of an offering at $7.00 per share which would result in a repurchase amount of $280,000 and $280,000, respectively. If offering proceeds exceed $10.0 million, two Series C Preferred shareholders are eligible to have 2% of their securities repurchased by the Company. Currently, the Company is in the process of an offering at $7.00 and the repurchase amounts are $85,408 and $108,055, respectively.

8. Capital Stock

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock, $0.0001 par value per share. 50,000 shares of preferred stock have been designated as “Series A Preferred Stock”. 4,949,620 shares of preferred stock have been designated as “Series B Preferred Stock.

Series A Preferred Stock

The holder of the Series A Preferred Stock shall be entitled to 1,000 votes for each share of Series A Preferred Stock or 50,000,000 votes. As of December 31, 2017 and 2016, Mr. Meadow has majority voting control. Other than the voting rights, Series A Preferred Stock shall have the same dividend, liquidation and other rights as that of the holders of common stock.

F-14

LocatorX, Inc.

Notes to the Financial Statements

As of December 31, 2017 and 2016, the Company has 50,000 shares of Series A Preferred Stock issued and outstanding.

Series B Preferred Stock

Each holder of Series B Preferred Stock shall be entitled to receive their pro-rata portion of dividends, out of any assets legally available declared by the Board of Directors. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock. Other than the dividend rights, Series B Preferred Stock shall have the same liquidation and other rights as that of the holders of common stock.

The dividend rate is 10% of the first $10,000,000 in net revenues received by the Company commencing April 2017. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock on a one to one conversion basis.

In January 2016, the Company sold 1,000,000 shares of Series B Preferred Stock for a total cash raise of $200,000, at a price of $0.20 per share.

In February 2016, the Company sold 767,320 shares of Series B Preferred Stock for a total cash raise of $153,464, at a price of $0.20 per share.

In July 2016, the Company sold 162,500 shares of Series B Preferred Stock for a total cash raise of $65,000, at a price of $0.40 per share.

In December 2016, the Company sold 562,500 shares of Series B Preferred Stock for a total cash raise of $225,000, at a price of $0.40 per share.

During the year ended December 31, 2016, the Company issued 45,000 shares of Series B Preferred Stock to a consultant for services valued at $18,000, at $0.40 per share.

In April 2017, the Company sold 470,000 shares of Series B preferred stock at $0.40 per share or $188,000.

As of December 31, 2017 and 2016, the Company has 4,949,620 and 4,479,620 shares of Series B Preferred Stock issued and outstanding, respectively.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

On November 20, 2014, the Company issued 10,000,000 shares of common stock to MV Portfolios, Inc. (“MVPI”) for $2,000.

During the year ended December 31, 2016, the Company issued 1,500,000 shares of common stock to a consultant for services valued at $300,000, at $0.20 per share.

F-15

LocatorX, Inc.

Notes to the Financial Statements

During the year ended December 31, 2017, the Company sold 233,333 shares of common stock and 116,666 warrants to purchase common stock for an exercise price of $7.00 for total proceeds of $350,000.

During the year ended December 31, 2017, the Company issued 417,100 shares of common stock to a consultant for services valued at $625,650, at $1.50 per share.

As of December 31, 2017 and 2016, the Company has 12,150,433 and 11,500,000 shares of common stock issued and outstanding, respectively.

Warrants

As of December 31, 2017, the Company has 633,332 warrants to acquire common stock at exercise prices of $1.50 and 116,666 to acquire common stock at an exercise price of $7.00, respectively. The warrants have a three year term. There were no warrants outstanding as of December 31, 2016.

A summary of warrant activity and related information for 2017 is presented below:

	Warrants	Weighted-Average Exercise Price	Aggregate Intrinsic Value

Outstanding, January 1, 2017	—	$—	—
Issued	749,998	$2.94	—
Exercised	—	—	—
Expired	—	—	—
Outstanding, December 31, 2017	749,998	$2.94	$—
Exercisable, December 31, 2017	749,998	$2.94	$—

The weighted average remaining contractual term of the outstanding warrants and exercisable warrants at December 31, 2017 is 2.64 years.

9. Commitment and Contingencies

On March 1, 2016, Focal Concept (“the Consultant”) and the Company have agreed to settle a dispute regarding amounts owed for services including consulting, strategic advising and planning and patent related services previously provided by the Consultant. The Company shall pay the Consultant $2,000 per month until all billing has been paid. The amounts owed to the Consultant as of December 31, 2017 and 2016 is $142,284 and $157,079, respectively.

The Company entered into an agreement during 2015 with a research and development group to acquire a license to certain intellectual property. The Company shall pay a royalty on all net sales of licensed products with minimum royalty payments as follows: $0 year 1 (mid 2016), $28,500 year 2 (mid 2017), $71,300 year 3 (mid 2018), $114,100 year 4 (mid 2019), and $228,200 year 5 (mid 2020) and each licensed year thereafter. In the event that the royalties paid do not amount to at least the minimum sum, the Company must make up the difference between the royalties paid and the minimum sum in each license year. The Company recorded royalty expenses of $46,757 and $13,788 for the years ended December 31, 2017 and 2016, respectively.

F-16

LocatorX, Inc.

Notes to the Financial Statements

As previously discussed on Note 4, the Company entered into a Patent Royalty Agreement with William Meadow to obtained patent ownership from Mr. Meadow and shall pay Mr. Meadow an earned royalty of 10% on net sales of products and services sold by the Company. The Company shall pay Mr. Meadow a minimum annual License Fee of $60,000. The Company recorded royalty expenses of $60,000 and $60,000 for the years ended December 31, 2017 and 2016, respectively.

The Company’s parent Company formed 1st Rescue, Inc. in September 2016. In exchange for the conveyance of a license to 1st Rescue, Inc. to use certain LocatorX, Inc. technology (GPS location; associated supporting software), the shareholders of MVPI agreed to provide:

●	Common shares in 1st Rescue, Inc. to LocatorX shareholders (on their pro rata ownership of LocatorX);

●	Cash consideration of $100,000 to be paid to LocatorX in the event 1st Rescue raises $1,000,000 in capital;

This arrangement was approved by MVPI shareholders.

We entered into an employment agreement with Mr. Meadow pursuant to which Mr. Meadow will agree to serve as our President, Chief Executive Officer and Chairman for an initial term of three years that shall automatically extend for another year if no notice is given for termination. Pursuant to the employment agreement, Mr. Meadow will provide us with part-time services and is permitted to continue his work with MV Portfolios, Inc. and other affiliated companies of MV Portfolios, Inc. The employment agreement provides for an initial annual salary of $250,000 and bonuses, if any. Pursuant to the employment agreement, the Company purchased a $7.0 million life insurance policy on Mr. Meadow, of which $2.0 million will accrue to Mr. Meadow’s beneficiaries and $5.0 million will accrue to the Company.

In accordance with the employment agreement, if Mr. Meadow’s employment is terminated by the Company without “cause” (as defined in the agreement), or by Mr. Meadow for “good reason” (as defined in the agreement), or we choose not renew Mr. Meadow’s employment agreement, in each case Mr. Meadow shall be entitled to receive severance payments equal to two years of Mr. Meadow’s base salary and two years of Mr. Meadow’s most recent annual bonus. In addition, if Mr. Meadow within three months prior to a change in control, in contemplation of a change in control or within twelve months after a change in control, Mr. Meadow shall be entitled to receive three years base salary and his most recent annual bonus amount, and all unvested options or other benefits shall immediately vest. Mr. Meadow will agree not to compete with us until three years after the termination of his employment.

The Company will pay a consultant upon successful completion of an offering an amount equal to 2% of net proceeds comprised of 1.25% in cash and 0.75% in common stock.

10. Concentration

MV Portfolios, Inc. funds the majority of the Company’s expenses. As of December 31, 2017 and 2016, the balance owed to MV Portfolios, Inc. is $488,823 and $451,872, respectively.

As previously mentioned in Note 1, LocatorX is developing and marketing new technologies using Miniature Atomic Clock (MAC) technology patented by the University of Oxford. MVPI signed an option agreement for US Patent 82217724 with ISIS Innovations (University of Oxford’s patent licensing company). MVPI completed the license agreement funding on October 1, 2015. The terms of the agreement allows LocatorX to license the patent to all markets and locations and pay royalty fees of 2% on sales or minimum payments to the University of Oxford starting in year 2 of the agreement for the life of the patent, which ends 2032.

F-17

LocatorX, Inc.

Notes to the Financial Statements

11. Subsequent Events

Subsequent to December 31, 2017, the Company sold 261,000 shares of common stock and 128,837 warrants to purchase common stock for an exercise price of $7.00 for total proceeds of $391,501.

Subsequent to December 31, 2017, the Company issued 100,000 common shares for services.

Subsequent to December 31, 2017, the Company closed an offering and 8,313 Series C Preferred Stock were converted into 8,313 common shares and 35,441 Series C Preferred Stock were redeemed for $106,323. In connection with the redemption, the Company recorded a deemed dividend of $53,161.

As of February 5, 2018 the Company and Mr. Meadow agreed to terminate the Patent Royalty Agreement executed on January 7, 2015, and amended on March 31, 2017, in exchange for the issuance to Mr. Meadow of an option to purchase 2,000,000 shares of our common stock at an exercise price of $1.50 per share.

Subsequent to December 31, 2017, the Company granted 240,000 and 120,000 stock options with an exercise price of $0.50 and $1.50, respectively.

The Company failed to raise sufficient capital to redeem the Series C Preferred Stock by April 1, 2018, and granted the holders of the Series C Preferred Stock the right to 40% of any royalties derived from our intellectual property portfolio until the Series C Preferred Stock is redeemed or converted to common stock.

Effective March 6, 2018, the Company's board of directors and shareholders approved the 2018 Equity Incentive Plan.

F-18

PART III – EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Broker-Dealer Agreement between LocatorX, Inc. and Sageworks Capital, LLC dated February 23, 2018
2.1	Amended and Restated Articles of Incorporation of LocatorX, Inc.
2.2	Articles of Amendment to Amended and Restated Articles of Incorporation of LocatorX, Inc.
2.3	Amended and Restated Bylaws of LocatorX, Inc.
2.4*	Articles of Amendment to Amended and Restated Articles of Incorporation of LocatorX, Inc.
4.1*	Subscription Agreement for Offering
6.1	Employment Agreement between LocatorX, Inc. and William Meadow dated January 21, 2018
6.2*	License of Technology Agreement between LocatorX, Inc. (formerly Resocator, Inc.) and Oxford University Innovation Ltd. (formerly Isis University Innovation Ltd.) dated July 3, 2015
6.3	Technology License Agreement between LocatorX, Inc. and 1st Rescue, Inc. dated April 1, 2017
6.4*	Consulting Agreement between LocatorX, Inc. and John Glover dated January 1, 2018
6.5	Independent Consulting Agreement between LocatorX, Inc. and Dr. Michael Khbeis
6.6	Patent Royalty Agreement between LocatorX, Inc. and William D. Meadow effective January 7, 2015
6.7	Termination of Patent Royalty Agreement between LocatorX, Inc. and William D. Meadow
6.8	Consulting Agreement between LocatorX, Inc. and Charles Hendrix dated November 6, 2017
6.9	MVPI and LocatorX Management Services Agreement
6.10	Form of Independent Director Agreement
6.11	Voting Agreement
6.12	Consulting Agreement between LocatorX, Inc. and Jeff Kase
6.13	Consulting Agreement between LocatorX, Inc. and John Kozik
6.14*	LocatorX 2018 Equity Incentive Plan
8*	Escrow Agreement with Prime Trust, LLC
11.1*	Consent of LBB and Associates Ltd., LLP
11.2*	Consent of Eavenson Fraser Lunsford & Ivan (included in Exhibit 12)
12*	Opinion of Eavenson Fraser Lunsford & Ivan as to legality of the securities being registered

* Filed herewith.

II-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this amendment to Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida on May 23, 2018.

LOCATORX, INC.

By:	William D. Meadow President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ William D. Meadow	Director, President and Chief Executive Officer (principal executive officer)	May 23, 2018

/s/ John Glover	Chief Financial Officer (principal financial and accounting officer)	May 23, 2018

/s/ Shea Ralph	Director	May 23, 2018

/s/ James Joustra	Director	May 23, 2018

/s/ Michael Khbeis	Director	May 23, 2018

/s/ Mike Noonen	Director	May 23, 2018

/s/ Kevin Hayes	Director	May 23, 2018